                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                             Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    144577103
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                                 (CUSIP Number)

                                December 15, 1999
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 144577103               SCHEDULE 13G                Page 2 of 11 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Chase Venture Capital Associates, L.L.C.
      13-337-6808
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  5     SOLE VOTING POWER

                        5,117,243 (includes Warrant to purchase 2,208,151)
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              5,117,243 (includes Warrant to purchase 2,208,151)
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,117,243 (includes Warrant to purchase 2,208,151)
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      31.6%
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12    TYPE OF REPORTING PERSON*

      LLC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

Item 1.

      (a)   Name of Issuer:

            Carrizo Oil & Gas, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            14811 St Mary's Lane
            Suite 148
            Houston, TX  77079

Item 2.

      (a)   Name of Person Filing:

            Chase Venture Capital Associates, L.L.C.

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office or, if none, Residence:

            380 Madison Avenue, 12th Floor
            New York, New York  10017

      (c)   Citizenship:

            See Row 4 on cover page.

      (d)   Title of Class of Securities (of Issuer):

            Common Stock

      (e)   CUSIP Number:

            144577103

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

Item 4. Ownership

      (a)   Amount Beneficially Owned:

            5,117,243 (includes Warrant to purchase 2,208,151)

      (b)   Percent of Class:

            31.6% (as of December 31, 1999)

      (c)   Number of shares as to which such person has:


                               Page 3 of 11 Pages

                                  SCHEDULE 13G

Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

                 (i)   5,117,243 (includes Warrant to purchase 2,208,151)
                 (ii)  Not applicable.
                 (iii) 5,117,243 (includes Warrant to purchase 2,208,151)
                 (iv)  Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable


                               Page 4 of 11 Pages

                                  SCHEDULE 13G

Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

                                        CHASE VENTURE CAPITAL ASSOCIATES, L.L.C.
                                        By: CHASE CAPITAL PARTNERS, its Manager


                                        By: /s/ Jeffrey C. Walker
                                        ----------------------------------------
                                            Name: Jeffrey C. Walker
                                            Title: Managing General Partner


                               Page 5 of 11 Pages

                                  SCHEDULE 13G

Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

                                  EXHIBIT 2(a)

Item 2. Identity and Background.

                  This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                   Ana Carolina Aidar
                   John R. Baron
                   Christopher C. Behrens
                   Mitchell J. Blutt, M.D.
                   David S. Britts
                   Arnold L. Chavkin
                   David Gilbert
                   Eric Green
                   Michael R. Hannon
                   Donald J. Hofmann
                   Jonathan Meggs
                   Stephen P. Murray
                   John M.B. O'Connor
                   Robert Ruggiero
                   Susan Segal
                   Shahan D. Soghikian
                   Lindsay Stuart
                   Jeffrey C. Walker
                   Timothy Walsh
                   Rick Waters
                   Damion E. Wicker, M.D.

                  Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.


                               Page 6 of 11 Pages

                                  SCHEDULE 13G

Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

                  The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.


                               Page 7 of 11 Pages

                                  SCHEDULE 13G

Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

                                   SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

         Chief Executive Officer          William B. Harrison, Jr. *
         President                        Jeffrey C. Walker**
         Executive Vice President         Mitchell J. Blutt, M.D. **
         Vice President & Secretary       Gregory Meredith*
         Vice President and Treasurer     Elisa R. Stein**
         Vice President                   Marcia Bateson**
         Assistant Secretary              Robert C. Carroll*
         Assistant Secretary              Anthony J. Horan*
         Assistant Secretary              Denise G. Connors*


                                    Directors

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker* *

----------------------------
      * Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 8 of 11 Pages

                                  SCHEDULE 13G

Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

                                   SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                  Jeffrey C. Walker, Senior Managing Director**

                                Directors***

                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------
--------------------------------------------------------------------------------
Hans W. Becherer                Chairman of the Board
                                Chief Executive Officer
                                Deere & Company
                                One John Deere Place
                                Moline, IL 61265
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.           President and Chief Executive Officer
                                The Hearst Corporation
                                959 Eighth Avenue
                                New York, New York 10019
--------------------------------------------------------------------------------
Susan V. Berresford             President
                                The Ford Foundation
                                320 E. 43rd Street
                                New York, New York 10017
--------------------------------------------------------------------------------

-------------------------
      * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

      *** Each of the persons named below is a citizen of the United States of America.


                               Page 9 of 11 Pages

                                  SCHEDULE 13G

Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------
--------------------------------------------------------------------------------
M. Anthony Burns                Chairman of the Board and
                                Chief Executive Officer
                                Ryder System, Inc.
                                3600 N.W. 82nd Avenue
                                Miami, Florida 33166
--------------------------------------------------------------------------------
H. Laurence Fuller              Co-Chairman
                                BP Amoco p.l.c.
                                1111 Warrenville Road, Suite 25
                                Chicago, Illinois 60563
--------------------------------------------------------------------------------
Melvin R. Goodes                Retired Chairman of the Board and CEO
                                Warner-Lambert Company
                                201 Tabor Road
                                Morris Plains, NJ 07950
--------------------------------------------------------------------------------
William H. Gray, III            President and Chief Executive Officer
                                The College Fund/UNCF
                                9860 Willow Oaks Corporate Drive
                                P.O. Box 10444
                                Fairfax, Virginia 22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.        President and Chief Executive Officer
                                The Chase Manhattan Corporation
                                270 Park Avenue, 8th Floor
                                New York, New York  10017-2070
--------------------------------------------------------------------------------
Harold S. Hook                  Retired Chairman and Chief Executive
                                Officer
                                American General Corporation
                                2929 Allen Parkway
                                Houston, Texas 77019
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Helene L. Kaplan                Of Counsel
                                Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue - Room 29-72
                                New York, New York 10022
--------------------------------------------------------------------------------
Henry B. Schacht                Director and Senior Advisor
                                E.M. Warburg, Pincus & Co., LLC
                                466 Lexington Avenue, 10th Floor
                                New York, New York 10017
--------------------------------------------------------------------------------
Walter V. Shipley               Chairman of the Board
                                The Chase Manhattan Corporation
                                270 Park Avenue
                                New York, New York 10017
--------------------------------------------------------------------------------
Andrew C. Sigler                Retired Chairman of the Board and
                                Chief Executive Officer
                                Champion International Corporation
                                One Champion Plaza
                                Stamford, Connecticut 06921
--------------------------------------------------------------------------------
John R. Stafford                Chairman, President and
                                Chief Executive Officer
                                American Home Products Corporation
                                5 Giralda Farms
                                Madison, New Jersey 07940
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                               Page 10 of 11 Pages

                                  SCHEDULE 13G

Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------
--------------------------------------------------------------------------------
Marina v.N. Whitman             Professor of Business Administration
                                and Public Policy
                                The University of Michigan
                                School of Public Policy
                                411 Lorch Hall, 611 Tappan Street
                                Ann Arbor, MI 48109-1220
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                               Page 11 of 11 Pages